May 11, 2012

VIA Edgar

United States Securities

and Exchange Commission

Washington, D.C. 20549

Attention:

Mr. John Reynolds, Assistant Director

Mr. Ken Schuler

Re:

Pacific Metals Corp.

Registration Statement on Form 10

Filed March 27, 2012

File No. 000-54629

Dear Mr. Reynolds:

I am responding to your letter to Pacific Metals Corp., dated April 23, 2012.  We have reproduced the comments of the staff of the commission from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, is with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) Please feel free to contact Mr. Hudders concerning your comments and the responses in this letter or contact the undersigned.

Business, page 3

1.

Please describe the development of your business activities during the last three years.  For example, clarify when you acquired the mining claims and when you staked the prospect area.  Also, describe the preliminary analysis referenced in the second risk factor on page 5.

Response

We have added information to the introduction to the business section and added information to the Business Plan section to indicate the past actions and future actions for the exploration of the properties held.

2.

We note your disclosure in the last paragraph on page 3 that you have not developed future plans for the development of the property.  Given your apparent lack of operations and exploration activities and your lack of financial resources to conduct exploration, please provide your analysis that shows how you determined that you are not a shell company within the meaning of Rule 12b-2 of the Securities Exchange Act 1934

Response

Pacific Metals has been a subsidiary of Pacific Gold and has held mining claims since 2006. The parent company has always been an operating company. The parent company always intended to explore and develop the Pacific Metals assets, however it was not able to do this for several years because of the recession and difficulties encountered by Pacific Gold in its operations.  It is only now, after a delay that the Pacific Metals, with the help of Pacific Gold, its parent company, has been able to pursue its original business plan.  To be able to raise funds for the Pacific Metals exploration and development and ultimate commercialization, if achievable, the company has been advised that having Pacific Metals as a separate registered company may facilitate the capitalization efforts.

Moreover, Pacific Metals has commenced exploration this year with the engagement of a mine geologist, the first step in the exploration and evaluation of the mining properties.

For the above reasons, we believe that Pacific Metals has never been a “shell company” within the meaning of Rule 12b-2.

3.

Please provide the disclosure required y Item 101(h)(4)(i) of Regulation S-K regarding your proposed business.  This would include a detailed discussion of your business plan, including the planned exploration activities, the estimated timing for commencing and completing each stage and the estimated costs associated with each stage.

Response

We have added a greater detail to the business section to expand the discussion of the business plan.  Please understand that until the preliminary evaluation is reported upon and management has assessed the conclusions of the report, there is little that can be said as to the future plans and expenses.

Gross Profit and Gross Margin, page 61

4.

Please disclose the following information for each of your properties:

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The nature your ownership or interest in the property.

•

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•

The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response

The points noted above have been addressed in this draft of the Form 10. In addition please note the following: (i) there are no agreements or royalty agreements relating to the property, (ii) the property was acquired by staking, and are typical mining claims, therefore your request for discussion if mineral rights etc is not pertinent, (iii) the mining claims are Federal unpatented claims, (iv) we have provided identifying information about the mining claims, (v) the claims are subject to annual renewal, and (vi) the area of the claims has been set forth.

5.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

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The location and means of access to your property, including the modes of transportation utilized to and from the property.

•

Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

A description of equipment, infrastructure, and other facilities.

•

The current state of exploration of the property.

•

The total costs incurred to date and all planned future costs.

•

The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:  www.sec.gov/about/forms/industryguides.pdf

Response

We have added information to address the points above and the requirements of Industry Guide 7

6.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

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A north arrow.

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An index map showing where the property is situated in relationship to the state or province, etc., in which it is located.

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A title of the map or drawing, and the date on which it was drawn.

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In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response

There has been added a map addressing the points mentioned above.

Regulation, page 4

7.

Please provide a materially complete description of the effect of existing and proposed regulations on your proposed exploration and development activities.

Response

We have discussed the potential areas of regulation if we proceed to exploration and development.

8.

We note that you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements.  Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Response

We have added information about the permitting requirements of the Bureau of Land Management and the state environmental requirements.

Risk Factors, page 5

Regulatory Compliance is complex…, page 6

9.

Please revise your disclosure in this risk factor to identify filings, licenses or approvals material to your business and explain specifically how failure or delay in making those filings or obtaining those approvals or licenses would have a material adverse effect on your business.

Response

We have expanded the risk factor concerning regulatory compliance.

10.

Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer.  If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Response

We have discussed in the risk factors that the property has been examined by a mining engineer and we have hired a geologist to conduct a review for the company.

11.

Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long.  If he has not visited your claims, please add related risk factor disclosure.

Response

We have indicated that the property has been physically staked by an employee/consultant and that the sole officer has not physically walked the property.

12.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.  In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

Response

We have added a risk factor concerning the absence of educational and training in minerals exploration, but there has been indication in the risk factor that the sole officer has been engaged in management of Pacific Gold, an active mining operation.

13.

Add a risk factor that addresses that fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

Response

We have added a risk factor indicating that the company mining properties may not have commercially viable mineral deposits.

Liquidity and Capital Resources, page 8

14.

Please revise the page 8 discussion of your liquidity requirements to address your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis.  We note your existing costs appear to include the costs of maintaining land defending your claims.  Your discussion should address the funds necessary to achieve your business plan that you reference throughout your filing.  See Instruction 5 of Item 3030(a) of Regulation S-K.  Also, see footnote 43 in Securities Act Release No. 8350.

Response

We have added discussion to the Liquidity and Capitial Resources section about our financial requirements.

15.

In this regard, please address your current indebtedness and sources of funding.  We note that the promissory note filed as exhibit 10.1 states that payment was to be made on January 13, 2012.  If you are relying upon funding from Pacific Gold Corp. as appears from Note 3 on page F-8, please disclose that fact and your assessment of whether this financing will continue to be available and on what terms.

Response

We have discussed the current indebtedness and sources of funding.  The promissory note has been extended and we have corrected the information.  We do not have any secured financing, and therefore we do not have any terms.

Item 4.  Security Ownership…, page 9

16.

Please identify the control person(s) who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Pacific Gold Corp.

Response

We have added information about the ultimate decision makers with respect to the common stock of the company held by Pacific Gold.

Item 5.  Directors and Executive Officers, page 9

17.

Please expand your description of Mitchell Geisler’s business experience with Pacific Gold Corp. during the past five years to include a discussion of his role as director, treasurer and secretary of that company.

Response

We have added information about the business experience of Mr. Geisler.

18.

Please provide the complete business experience for Mr. Geisler for the past five years, as required by Item 401(e)(1) of Regulation S-K.  For instance, we note Mitchell Geisler’s apparent experience with China Ceetop.com, Inc., formerly known as Oregon Gold, Inc.

Response

We have added the business experience of Mr. Geilser for the past five years.

19.

Please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualification, attributes or skills that led to the conclusion that the person should serve as a director.

Response

We have added disclosure as to the experience of Mr. Geisler to be a director.

Item 7.  Certain Relationships…, page 10

20.

Given Mitchell Geisler’s relationship with Pacific Gold Corp., please expand the description of your related party transactions for the past two fiscal years and any interim period to include a description of each transaction with Pacific Gold Corp. and its subsidiaries, including the date, the amount and the purpose of each such transaction.  We note in this context the consolidation of indebtedness referenced in exhibit10.1 and the transactions noted on page F-8.  Similarly, we note the rental of office space from the same address as Pacific Gold.  To the extent that you pay “nominal expenses” to your parent company, please add disclosure in this section, including the amount.

Response

We have expanded the description of the related party transactions between the parent and subsidiary transactions.

Description of Registrant’s Securities…, page 11

21.

Please reconcile your disclosure in this section regarding your capital stock with Article Fourth of Exhibit 3.01.

Response

We have corrected the disclosure concerning the capital stock and Article Fourth of the Certificate of Incorporation.

Financial Statements and Exhibits, page 12

22.

It appears that exhibits 3.01, 3.02 and 4.1.1 present the text of the exhibits in graphic or image files.  In general, while you may submit unofficial copies of exhibits in PDF or XBRL format, you must submit official versions in ASII or as text in HTML format.  Refer to section 5.1 of Volume II of the EDGAR Filer Manual and the last sentence of Rule 304(e) of Regulation S-T.  Please file the exhibits in an appropriate format.

Response

The aforementioned exhibits were converted to HTML format with attached graphics when filed. We believe that the format as filed is in compliance with Rule 304(e) of Regulation S-T in that these particular exhibits refer to the Articles of Incorporation of Pacific Metals Corp, the By – Laws of Pacific Metals Corp and the Form of Stock Certificate and are not normally files that would be used for downloading into spreadsheets such as financial statements which were included in the Form 10.

Liabilities and Stockholders’ Deficit, page F-2

23.

We note your statement that a deficit is accumulated during the development stage in your financial notes.  Under Industry Guide 7, mineral exploration companies may not call themselves development stage companies unless they have proven and/or probable reserves.  Please modify your filing by removing the term development and replacing it with exploration.  See www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under Section II F(10) titled “Issues in the Extractive Industry.

Response

We re-characterized the financial statements to indicate we are an exploration company.

The company acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to the disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,
/S/ Mitch Geisler
Mitch Geisler,
Authorized Signatory